NovaCopper Inc.
(an exploration-stage company)

Interim Consolidated Financial Statements
February 29, 2012
Unaudited
(expressed in US dollars)

NovaCopper Inc.	2
Q1 2012

Consolidated Balance Sheets
(unaudited)

in thousands of dollars
	February 29, 2012	November 30, 2011
	$	$
Assets
Current Assets
Cash and cash equivalents	296	1
Deposits and prepaid amounts	267	96
	563	97

Property, plant and equipment (note 3)	1,010	1,128
Mineral properties and development costs (note 4)	30,547	30,547
	32,120	31,772
Liabilities
Current liabilities
Accounts payable and accrued liabilities	132	126
Due to related parties (note 5)	-	395
	132	521
Shareholder’s equity
Share capital (note 8)	27,280	27,280
Contributed surplus	37,883	36,281
Deficit	(33,175)	(32,310)
	31,988	31,251
	32,120	31,772

Nature of operations, structure, plan of arrangement and economic dependence (note 1)
Subsequent events (note 9)

(See accompanying notes to the interim consolidated financial statements)

/s/ Rick Van Nieuwenhuyse, Director	/s/ Terry Krepiakevich, Director

Approved on behalf of the Board of Directors

NovaCopper Inc.	3
Q1 2012

Consolidated Statements of Loss, Comprehensive Loss and Deficit
 (unaudited)

	in thousands of dollars, except share and per share amounts
	For the three	For the three
	months ended	months ended	Cumulative during
	February 29, 2012	February 28, 2011	exploration stage
	$	$	$
Expenses
Amortization	118	3	401
Corporate development	1	13	173
Foreign exchange (gain) loss	(2)	-	(2)
General and administrative	25	1	2,154
Mineral properties expense (note 4(c))	637	346	27,675
Professional expense	2	1	111
Salaries	84	-	133
Total expenses	865	364	30,645
Other items
Accretion expense (note 4(a))	-	280	2,530
Loss and comprehensive loss for the period	(865)	(644)	33,175
Deficit – beginning of period	(32,310)	(20,974)	-
Deficit – end of period	(33,175)	(21,618)	(33,175)
Basic and diluted loss per common share	4,325	-
Weighted average number of common shares outstanding	200	-

(See accompanying notes to the interim consolidated financial statements)

NovaCopper Inc.	4
Q1 2012

Consolidated Statements of Changes in Shareholder’s Equity
For the three months ended
(unaudited)

	in thousands of dollars, except share amounts
		February 29, 2012
	Number of Shares	Ascribed Value
		$
Share capital
Balance – beginning and end of period	200	27,280
Total issued and outstanding	200
Contributed surplus
Balance – beginning of period		36,281
Funding provided and expenses paid by NovaGold Resources Inc.		1,602
Balance – end of period		37,883
Deficit
Balance – beginning of period		(32,310)
Loss for the period		(865)
Balance – end of period		(33,175)
Total shareholder’s equity		31,988

	in thousands of dollars, except share amounts
		February 28, 2011
	Number of Shares	Ascribed Value
		$
Share capital
Balance – beginning and end of period	-	-
Contributed surplus
Balance – beginning of period		24,270
Stock-based compensation		113
Funding provided and expenses paid by NovaGold Resources Inc.		12,545
Balance – end of period		36,928
Deficit
Balance – beginning of period		(20,974)
Loss for the period		(644)
Balance – end of period		(21,618)
Total shareholder’s equity		15,310

(See accompanying notes to the interim consolidated financial statements)

NovaCopper Inc.	5
Q1 2012

Consolidated Statements of Cash Flows
(unaudited)

	in thousands of dollars
	For the three	For the three
	months ended	months ended	Cumulative during
	February 29, 2012	February 28, 2011	exploration stage
	$	$	$
Cash flows used in operating activities
Loss for the period	(865)	(644)	(33,175)
Items not affecting cash
Amortization	118	3	421
Accretion	-	280	2,530
Stock-based compensation	-	113	1,112
Net change in non-cash working capital
Increase in deposits and prepaid amounts	(171)	(156)	(267)
(Decrease) increase in accounts payable and accrued liabilities	(389)	(105)	132
	(1,307)	(509)	(29,247)
Cash flows from financing activities
Funding provided by NovaGold	1,602	12,545	59,030
Repayment of notes payable	-	(12,000)	(24,000)
	1,602	545	35,030
Cash flows used in investing activities
Acquisition of property, plant & equipment	-	(36)	(1,411)
Expenditures on mineral properties	-	-	(4,076)
	-	(36)	(5,487)
Increase in cash and cash equivalents	295	-	296
Cash and cash equivalents – beginning of period	1	-	-
Cash and cash equivalents – end of period	296	-	296

(See accompanying notes to the interim consolidated financial statements)

NovaCopper Inc.	6
Q1 2012

Notes to the Interim Consolidated Financial Statements

1      Nature of operations, structure, plan of arrangement and economic dependence

NovaCopper Inc. was incorporated in British Columbia under the Business Corporations Act (BC) on April 27, 2011. The Company is engaged in the exploration and development of mineral properties including the Ambler Project located in Northwest Alaska.

Structure and plan of arrangement

The Ambler Project (the “Project”) comprises a copper-zinc-lead-gold-silver exploration property located in the United States of America (“US”), including the Ambler property and the Bornite property. On January 11, 2010, Alaska Gold Company (“AGC”) purchased 100% of the Ambler property for consideration of $26.5 million. The Ambler property was acquired on October 17, 2011 by NovaCopper US Inc. (“NovaCopper US”) through a purchase and sale agreement with AGC, both wholly owned subsidiaries of NovaGold Resources Inc. (“NovaGold”). NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America with a portfolio of mineral properties located principally in Alaska and British Columbia. On October 24, 2011, NovaGold transferred its ownership of NovaCopper US to NovaCopper Inc. (“NovaCopper”), a wholly owned subsidiary of NovaGold incorporated on April 27, 2011 in exchange for shares of NovaCopper.

On October 19, 2011, NovaCopper US acquired the exclusive right to explore the Bornite property and lands deeded to NANA Regional Corporation, Inc. (“NANA”) through the Alaska Native Claims Settlement Act (“ANCSA”) located adjacent to the Ambler property.

On November 16, 2011, NovaGold announced its intention to distribute the shares of NovaCopper to the shareholders of NovaGold as a return of capital by way of a Plan of Arrangement. On March 28, 2012, the shareholders of NovaGold approved the Plan of Arrangement (note 9). The Plan of Arrangement became effective April 30, 2012.

Where applicable, these consolidated financial statements reflect the balance sheet, statements of loss, comprehensive loss and deficit and cash flows of the Project as if NovaCopper had been an independent operation from the inception of the Project. The statements of loss, comprehensive loss and deficit for the three months ended February 28, 2011 include direct general and administrative and exploration costs of the Project and an allocation of NovaGold’s general and administrative costs incurred in each of these periods. NovaGold has historically provided corporate services to the Project, including executive oversight, information technology, technical expertise, accounting, tax, treasury, human resources and other services. The allocation of general and administrative costs to the Project was calculated on the basis of time committed by NovaGold staff to AGC and the ratio of expenses incurred on the Project in each period presented as compared to all costs incurred by AGC in these periods.

The Project’s opening deficit has been calculated by applying the same allocation principles described above to the cumulative transactions relating to the project from the date of its initial option in 2004 and includes an allocation of NovaGold’s general and administrative expenses from the date of acquisition. All historical spending to date has been funded by NovaGold and is reflected as contributed surplus.

Economic dependence

The Company is economically dependent upon related parties for financial support. The future recoverability of the Company’s mineral properties and development cost is dependent on the ability of the Company to obtain continued support from related parties or to obtain financing necessary to complete exploration and development of its property, the existence of economically recoverable reserves, and upon future profitable production or the profitable disposal of the Project. Prior to the effective date, NovaGold provided $40 million in cash to the Company.

2      Significant accounting policies

Basis of presentation

These interim consolidated financial statements have been prepared using accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of NovaCopper Inc. and its subsidiary, NovaCopper US Inc. All significant intercompany transactions are eliminated on consolidation. These financial statements were approved by the Audit Committee on behalf of the Board of Directors for issue on April 26, 2012.

NovaCopper Inc.	7
Q1 2012

Notes to the Interim Consolidated Financial Statements

As these interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for complete financial statements, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2011.

All figures are in United States dollars unless otherwise noted.

Change in accounting principles

Previously, the Company prepared its annual and interim consolidated financial statements using accounting principles generally accepted in Canada (“Canadian GAAP”). As described in note 10 of the Company’s annual financial statements for the year ended November 30, 2011, there were no measurement differences between Canadian GAAP and U.S. GAAP.

These financial statements include the historical assets, liabilities and expenses directly related to the Project and allocations of NovaGold’s general and administrative expenses, as described in note 1, to present the financial position, results of operations and cash flows of the Project on a standalone basis. The consolidated financial statements have been presented under the continuity of interest basis of accounting whereby the amounts are based on the amounts recorded by NovaGold.

The interim consolidated financial statements may not necessarily reflect the financial position, results of operations and changes in cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity for the periods presented.

Cash and cash equivalents

Cash and cash equivalents comprise of highly liquid investments maturing less than 90 days from date of initial investment. Cash and cash equivalents are designated as loans and receivables.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization is calculated on a straight-line basis over the respective asset’s estimated useful lives. Amortization periods by asset class are:

Computer hardware and software	3 years
Machinery and equipment	3 years
Office furniture and equipment	5 years
Vehicles	3 years

Mineral properties and development costs

All direct costs related to the acquisition of mineral property interests are capitalized. Mineral property exploration expenditures are expensed when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed in accordance with Industry Guide 7, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production using the unit of production method over the estimated life of proven and probable reserves.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify the mineral property in which it has an interest. Although Management has made efforts to ensure that legal title to its property is properly recorded, there can be no assurance that such title will ultimately be secured.

NovaCopper Inc.	8
Q1 2012

Notes to the Interim Consolidated Financial Statements

Impairment of long-lived assets

Management assesses the possibility of impairment in the carrying value of its long-lived assets whenever events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect Management’s estimates.

Income taxes

The liability method of accounting for income taxes is used and is based on differences between the accounting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted income tax rates expected to be in effect for the period in which the differences are expected to reverse. Deferred income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Uncertainty in income tax positions

The Company recognizes tax benefits from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the taxing authorities. Related interest and penalties, if any, are recorded as tax expense in the tax provision.

Financial instruments

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, Management uses readily observable market inputs where available or, where not available, inputs generated by Management. Changes in fair value of held-for-trading financial instruments are recorded in income or loss for the period. The Company has no held-for-trading financial assets or liabilities.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost. The Company has no available-for-sale financial assets.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method. Loans and receivables consist of cash and cash equivalents, and deposits.

Other financial liabilities are recorded initially at fair value and subsequently at amortized cost using the effective interest rate method. Other financial liabilities include accounts payable and accrued liabilities, and due to related parties.

NovaCopper Inc.	9
Q1 2012

Notes to the Interim Consolidated Financial Statements

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rate in effect at the time of transactions. Exchange gains or losses arising on translation are included in income or loss for the period.

The Company’s functional and reporting currency is the United States dollar.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the period. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding convertible securities has not been included in this calculation as it would be anti-dilutive.

Stock-based compensation

Compensation expense for stock options and performance share units (“PSUs”) are measured at fair value. The expense relating to the fair value of stock options and PSUs are included in mineral property expense and are credited to contributed surplus as each are contracted to be satisfied by NovaGold with NovaGold common shares.

Compensation expense for options granted to employees for NovaCopper common shares is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options.

Certain employees of the Project were granted PSUs of NovaGold, wherein each PSU entitled the participant to receive one common share of NovaGold at the end of a two-year period if certain market performance and service vesting criteria had been met. The performance and vesting criteria were based on NovaGold’s performance relative to a representative group of other mining companies and the TSX index. The number of units that ultimately vest will be in the range of 0% to 150% of the original grant. The fair value of the PSUs is measured at the grant date using Monte Carlo simulation, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the life of the PSU to generate potential outcomes for stock prices which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period. The fair value is recognized over the related service period.

Compensation expense for employees of the Project is recognized in mineral property expense to the extent the employees are working directly on the Project.

Use of estimates and measurement uncertainties

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reported period. Significant estimates include the basis of impairment of mineral properties and income taxes. Actual results could differ materially from those reported.

NovaCopper Inc.	10
Q1 2012

Notes to the Interim Consolidated Financial Statements

Recent accounting pronouncements

i.	Share-based payments and exercise price

The FASB issued accounting standard update to Topic 718 which provides guidance on whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades should be classified as a liability when the exercise price is not denominated in either a foreign operation’s functional currency or the currency in which an employee’s pay is denominated. This guidance is effective for interim and annual periods beginning after December 15, 2010 and is effective for the Company beginning December 1, 2011. Adoption of this guidance had no impact on the Company’s interim consolidated financial statements.

ii.	Presentation of Comprehensive Income

In June 2011, the FASB issued an update to ASC 220, “Presentation of Comprehensive Income”. This ASU provides that an entity that reports items of other comprehensive income has the option to present comprehensive income in either 1) a single statement that presents the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income; or 2) a two-statement approach which presents the components of net income and total net income in a first statement, immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option in current U.S. GAAP that permits the presentation of other comprehensive income in the statement of changes in equity was eliminated. The guidance will be applied retrospectively and is effective for annual periods beginning after December 15, 2011. Early adoption is permitted. The Company has elected to early adopt the guidance effective December 1, 2011. The Company’s current one-statement approach resulted in no impact to presentation.

iii.	Comprehensive Income

In December 2011, the FASB issued ASU No. 2011- 12, “Comprehensive Income – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 defers changes in Update 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (November 30, 2013 for the Company). We do not expect the adoption of ASU 2011-12 to have a material impact on our results of operations, financial condition, or cash flows.

3      Property, plant and equipment

	in thousands of dollars
			February 29, 2012
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Machinery and equipment	1,379	(394)	985
Vehicles	72	(52)	20
Computer hardware	31	(26)	5
	1,482	(472)	1,010

NovaCopper Inc.	11
Q1 2012

Notes to the Interim Consolidated Financial Statements

	in thousands of dollars
			November 30, 2011
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Machinery and equipment	1,379	(279)	1,100
Vehicles	72	(49)	23
Computer hardware	31	(26)	5
	1,482	(354)	1,128

4      Mineral properties and development costs

	in thousands of dollars

	November 30, 2011	Acquisition costs	February 29, 2012
	$	$	$
Ambler property (a)	26,547	-	26,547
Bornite property (b)	4,000	-	4,000
	30,547	-	30,547

	in thousands of dollars

	November 30, 2010	Acquisition costs	November 30, 2011
	$	$	$
Ambler property (a)	26,547	-	26,547
Bornite property (b)	-	4,000	4,000
	26,547	4,000	30,547

(a)	Ambler property

On January 11, 2010, NovaGold, through its wholly-owned subsidiary AGC, purchased 100% of the Ambler property in Northwest Alaska, which hosts the copper-zinc-lead-gold-silver Arctic deposit. As consideration, NovaGold, issued 931,098 shares with a fair value of $5.0 million and agreed to make cash payments to the vendor of $12.0 million each in January 2011 and January 2012, respectively. The fair value of these cash payments were $11.1 million and $10.3 million, respectively, as at the transaction date. The January 2011 payment was made by NovaGold on January 7, 2011 and the January 2012 payment was made by NovaGold in advance on August 5, 2011. Total fair value of the consideration was $26.5 million, including transaction costs associated with the acquisition of $0.1 million. The vendor retained a 1% net smelter return royalty that the owner of the property can purchase at any time for a one- time payment of $10.0 million.

Management used a discount rate of approximately 8% to discount the above cash payments due in 2011 and 2012. The Project recognized accretion expense of $nil for the three months ended February 29, 2012 and $0.3 million for the three months ended February 28, 2011.

Prior to the acquisition in 2010, NovaGold held an option to earn a 51% interest in the property.

As discussed in note 1, the property was acquired on October 17, 2011 by NovaCopper through a purchase and sale agreement with AGC.

(b)	Bornite property

On October 19, 2011, NovaCopper US acquired the exclusive right to explore the Bornite property and lands deeded to NANA through the ANCSA, located adjacent to the Ambler property in Northwest Alaska. As consideration, NovaCopper US paid $4 million upon signing to acquire the right to explore and develop the combined Ambler district including NovaCopper US’ Ambler property through an Exploration Agreement and Option to Lease with NANA. Upon the decision to proceed with development of a mine on the lands, NANA maintains the right to purchase between a 16%-25% interest in the mine or retain a 15% net proceeds royalty. Should NANA elect to purchase an interest, consideration will be payable equal to the historical costs incurred on the properties at the elected percentage purchased less $40 million. The parties would form a joint venture and be responsible for all future costs based on their pro-rata share.

NovaCopper Inc.	12
Q1 2012

Notes to the Interim Consolidated Financial Statements

NANA would also be granted a net smelter return royalty between 1% and 2.5% upon the execution of a mining lease or a surface use agreement, the amount which is determined by the area of land production originates from.

(c)	Mineral property expenses

The following table summarizes mineral property expenses for the three months ended February 29, 2012 and 2011.

	in thousands of dollars
	Three months ended	Three months ended
	February 29, 2012	February 28, 2011
	$	$
Community	21	-
Engineering	179	-
Environmental	24	25
Geochemistry and geophysics	34	1
Project support	53	6
Stock-based compensation	-	113
Wages and benefits	326	201
Mineral property expense	637	346

Cumulative mineral property expenses from an initial earn-in agreement on the property in 2004 to February 29, 2012 are $27.7 million.

5      Related parties

The Company had payables due to related parties of $395,000 at November 30, 2011 which were due to NovaGold Resources Inc. and its affiliates. All expenses during the periods ended February 29, 2012 and February 28, 2011 were funded by NovaGold Resources Inc. and its affiliates.

6      Management of capital risk

The Company relies upon Management to manage capital in order to accomplish the objectives of safeguarding the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and maintaining a capital structure which optimizes the costs of capital at an acceptable risk (note 1). The Company’s current capital consists of share capital and equity funding from its parent company NovaGold Resources Inc.

To facilitate the management of its capital requirements, Management prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

7      Financial instruments

The Company is exposed to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and due to related parties. The fair value of accounts payable and accrued liabilities and due to related parties approximates their carrying value due to the short-term nature of their maturity.

NovaCopper Inc.	13
Q1 2012

Notes to the Interim Consolidated Financial Statements

Financial risk management

The Company’s activities expose them to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)   Currency risk

Currency risk is the risk of a fluctuation in financial asset and liability settlement amounts due to a change in foreign exchange rates. The Company operates in the United States and Canada with some expenses incurred in Canadian dollars. The Company’s exposure is limited to accounts payable of CDN$14,000. Based on a 10% change in the US-Canadian exchange rate, assuming all other variables remain constant, the Company’s net loss would change by approximately one thousand.

(b)   Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company holds cash and cash equivalents with a Canadian Chartered financial institution which are composed of financial instruments issued by Canadian banks. The Company’s exposure to credit risk is limited to the balance of cash and cash equivalents as recorded in the financial statements.

(c)   Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties raising funds to meet its financial obligations as they fall due. The Company is in the exploration stage and does not have cash inflows from operations; therefore, the Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 1 to the consolidated financial statements. The Company expects to meet its financial obligations through funding from its parent.

Contractually obligated cash flow requirements as at February 29, 2012 are as follows.

	in thousands of dollars
	Total	< 1 Year	1–2 Years	2–5 Years	Thereafter
	$	$	$	$	$
Accounts payable and accrued liabilities	132	132	-	-	-
	132	132	-	-	-

(d)   Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds no instruments which would expose it to interest rate risk.

NovaCopper Inc.	14
Q1 2012

Notes to the Interim Consolidated Financial Statements

(e)   Price risk

The Company is exposed to price risk with respect to commodity prices as future profitability and long-term viability will depend, in large parts on the price of copper, zinc, lead, gold and silver. The market prices for such metals are volatile and subject to numerous factors beyond Management’s control. Management closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

As the Company is currently in the exploration phase none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability could be affected by commodity price volatility.

8    Share capital

Authorized
     unlimited common shares, no par value
     unlimited preferred shares, no par value

in thousands of dollars except share amounts
		February 29, 2012
	Number of shares	Ascribed value
		$
Balance – beginning of period	200	27,280
Balance – end of period	200	27,280

9    Subsequent events

On March 28, 2012, the shareholders of NovaGold approved the Plan of Arrangement in which NovaGold will distribute its interest in NovaCopper to its shareholders. The shareholders of NovaGold also approved the issuance of 135,000 common shares and a grant of 1,875,000 stock options to the President and CEO in accordance with the terms of his employment agreement. On April 16, 2012, NovaGold received final court approval from the Supreme Court of Nova Scotia. The Plan of Arrangement became effective on April 30, 2012 (“Effective Date”). Each shareholder has received one share in NovaCopper for every six shares of NovaGold held on the Effective Date of the Plan of Arrangement and NovaCopper was funded with $40 million in cash by NovaGold prior to the Effective Date.

As of the Effective Date, NovaCopper has 46,578,078 common shares issued and outstanding, and has reserved for issue up to 8,365,485 common shares to fulfill its obligations under the plan of arrangement to issue the same ratio of common shares upon the exercise of certain options issued pursuant to the plan, NovaGold warrants, performance share units and deferred share units.

On the Effective Date, 1,985,000 incentive stock option were granted to certain of its employees and service providers exercisable for a period of five years at a price equal to the volume weighted-average trading price on the Toronto Stock Exchange for the five trading days commencing on the sixth trading day following the Effective Date, with two-thirds vesting on the first anniversary and one third vesting on the second anniversary. An initial grant of 2,000,000 options to non-executive directors has been granted and vested on the Effective Date exercisable for a period of five years on the same pricing terms as described above.

NovaCopper Inc.	15
Q1 2012